 **ADSI**

420 McKinney Parkway
Lillington, NC 27546
Office: 919-510-9701 Fax: 919-510-9702
www.adsiarmor.com

September 26, 2012

Mr. David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: American Defense Systems, Inc.
               Form 10-K for the Year Ended December 31, 2011
               Filed April 16, 2012
               File No. 001-33888

Dear Mr. Humphrey:

American Defense Systems, Inc. (the "Company") has received your letter of comments, dated September 14, 2012. The Company is in the process of preparing a response to your comments, including coordinating with our accountants and advisors to amend the applicable filings, as appropriate, or provide such other information as you have requested. The Company plans to provide a response to your comments within 30 days.

As per the instructions in your letter of comments, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

AMERICAN DEFENSE SYSTEMS, INC.

Gary Sidorsky
Chief Financial Officer